                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------

                                AMENDMENT NO. 17
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)

                       IRVINE APARTMENT COMMUNITIES, INC.
                                -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                           ---------------------------
                         (Title of Class of Securities)

                                    463606-10
                                 (CUSIP Number)

                             Michael D. McKee, Esq.
                               The Irvine Company
                            550 Newport Center Drive
                             Newport Beach, CA 92660
                                 (714) 720-2333
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 1, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               Page 1 of 16 Pages
                           Exhibit Index is on Page 15

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  463606-10                                          PAGE 2 OF 16 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE IRVINE COMPANY
        13-3177751

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   Number of          28,077,118
     Stock
  Beneficially   ---------------------------------------------------------------
   Owned By      8    SHARED VOTING POWER
     Each             -0- (SEE ITEM 5)
   Reporting
    Person       ---------------------------------------------------------------
     With        9    SOLE DISPOSITIVE POWER
                      28,077,118

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      -0- (SEE ITEM 5)

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,077,118 (SEE ITEM 5)

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62.7% (SEE ITEM 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  463606-10                                          PAGE 3 OF 16 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TIC INVESTMENT COMPANY A
        33-0713216

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]

--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   Number of          -0- (SEE ITEM 5)
     Stock
  Beneficially   ---------------------------------------------------------------
   Owned By      8    SHARED VOTING POWER
     Each             -0- (SEE ITEM 5)
   Reporting
    Person       ---------------------------------------------------------------
     With        9    SOLE DISPOSITIVE POWER
                      -0- (SEE ITEM 5)

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      -0- (SEE ITEM 5)

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,502,105 (SEE ITEM 5)

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9% (SEE ITEM 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  463606-10                                          PAGE 4 OF 16 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TIC INVESTMENT COMPANY C
        33-0713816

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]

--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   Number of          -0- (SEE ITEM 5)
     Stock
  Beneficially   ---------------------------------------------------------------
   Owned By      8    SHARED VOTING POWER
     Each             -0- (SEE ITEM 5)
   Reporting
    Person       ---------------------------------------------------------------
     With        9    SOLE DISPOSITIVE POWER
                      -0- (SEE ITEM 5)

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      -0- (SEE ITEM 5)

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,034,105 (SEE ITEM 5)

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  463606-10                                          PAGE 5 OF 16 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TIC INVESTMENT COMPANY D
        33-0713817

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]

--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  Number of           -0- (SEE ITEM 5)
    Stock
  Owned By       ---------------------------------------------------------------
    Each         8    SHARED VOTING POWER
  Reporting           -0- (SEE ITEM 5)
   Person
    With         ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      -0- (SEE ITEM 5)

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      -0- (SEE ITEM 5)

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,333 (SEE ITEM 5)

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6% (SEE ITEM 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  463606-10                                          PAGE 6 OF 16 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DONALD L. BREN
        ###-##-####

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
        PF

--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  Number of           183,325
    Stock
  Owned By       ---------------------------------------------------------------
    Each         8    SHARED VOTING POWER
  Reporting           0
   Person
    With         ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      183,325

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         183,325 (SEE ITEM 5)

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .9% (SEE ITEM 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO.  463606-10                                          PAGE 7 OF 16 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TIC ACQUISITION LLC

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
        BK, AF

--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  Number of           0 (SEE ITEM 5)
    Stock
  Owned By       ---------------------------------------------------------------
    Each         8    SHARED VOTING POWER
  Reporting           0 (SEE ITEM 5)
   Person
    With         ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      0 (SEE ITEM 5)

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0 (SEE ITEM 5)

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 (SEE ITEM 5)

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0 (SEE ITEM 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 17 to Schedule 13D amends the Schedule 13D dated September 8, 1998, as previously amended (as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 2. Identity and Background.

               (a) The first sentence of Item 2 is hereby amended and restated in its entirety as follows:

               "This Schedule 13D is being filed by: The Irvine Company, a Delaware corporation ("TIC"); TIC Investment Company A, a California general partnership ("TICICA"); TIC Investment Company C, a California general partnership ("TICICC"); TIC Investment Company D, a California general partnership ("TICICD"), Mr. Donald Bren and TIC Acquisition LLC, a Delaware limited liability company ("TIC Acquisition")".

               (b) Item 2 is further amended by inserting the following paragraph after the third paragraph thereof:

               "TIC is the managing member (holding the sole managing member membership interest) of TIC Acquisition. Irvine Community Development Company, a Delaware corporation and wholly-owned subsidiary of TIC ("ICDC"), holds the sole non-managing member membership interest in TIC Acquisition. The principal business of TIC Acquisition is to acquire and hold Shares. The address of the principal executive offices and principal business of TIC Acquisition is 550 Newport Center Drive, Newport Beach, CA 92660."

               (c) Item 2 is further amended by inserting the following sentence at the end of the antepenultimate paragraph thereof:

                "TIC Acquisition has no directors or executive officers. Information as to each executive officer and director of ICDC is set forth in Schedule C attached hereto, which is incorporated herein by reference."

               (d) The last sentence of the penultimate paragraph of Item 2 is hereby amended by replacing the words "and DBIAC" with the words ", DBIAC, TIC Acquisition and ICDC."

               (e) The last paragraph of item 2 is hereby amended and restated in its entirety as follows:

               "During the last five years, neither Mr. Bren, TIC, TICICA, TICICC, TICICD, DBIAC, TIC Acquisition, ICDC nor any other person controlling TIC, TICICA, TICICC, TICICD, DBIAC, TIC Acquisition, ICDC nor, to the best of their knowledge, any of the persons listed on Schedule A, Schedule B or

        Schedule C attached hereto, nor any person listed in Item 5 or the footnotes thereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3. Source and Amount of Funds or Other Consideration.

               (a) The fifteenth paragraph of Item 3 is hereby amended by substituting "December 2, 1998" for "September 8, 1998" in the second sentence thereof.

               (b) Item 3 is further amended by inserting the following paragraph after the final paragraph thereof:

               "The aggregate amount of funds required to complete the Proposed Business Combination (as defined in Item 4) is expected to be approximately $540 million (representing the amount required to acquire the approximately 83% of the outstanding Shares not held by TIC and its affiliates). The funds to complete the Proposed Business Combination are being obtained by TIC Acquisition from capital contributions by TIC and ICDC. TIC has obtained a commitment letter from Bank of America National Trust and Savings Association for up to $350 million of its contribution and TIC and ICDC are providing the balance of their contributions to TIC Acquisition from cash on hand or existing financing sources. Bank of America National Trust and Savings Association's commitment letter is attached hereto as Exhibit 99.1. TIC may increase its ownership of Shares to the 20% ownership limit contained in the Articles of Incorporation through open market purchases or the exchange of L.P. Units for Shares. Any open market purchases would be effected using cash on hand of TIC and/or its subsidiaries."

Item 4. Purpose of Transaction.

               (a) The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

               "The Reporting Persons initially acquired their Shares and the L.P. Units that are exchangeable into Shares for investment purposes, but now intend to acquire all of the outstanding equity of the Company. The Proposed Business Combination (as defined below) is the proposal whereby the Reporting Persons intend to consummate this acquisition. The Reporting Persons currently intend to vote their Shares and any other Shares they may acquire in favor of the Proposed Business Combination. TIC may increase its ownership of Shares to the 20% ownership limit contained in the Articles of Incorporation through open market purchases or the exchange of L.P. Units for Shares."

               (b) The nineteenth paragraph of Item 4 is hereby deleted.

               (c) The first four sentences of the twentieth paragraph of Item 4 are hereby deleted.

               (d) The final paragraph of Item 4 is hereby amended by (i) substituting "December 2, 1998" for "September 8, 1998" in the penultimate sentence thereof and (ii) deleting the final sentence thereof.

               (e) Item 4 is hereby further amended by inserting the following paragraphs after the final paragraph thereof:

               "On December 1, 1998, TIC Acquisition delivered a proposal to the Company whereby TIC Acquisition proposed a business combination with the Company (the "Proposed Business Combination"). A copy of the proposal is attached hereto as Exhibit 99.2. If the Proposed Business Combination is completed, each stockholder of the Company will receive cash in the amount of $32.50 per Share, the Shares will be delisted from the New York Stock Exchange and the registration of the Shares under the Securities Exchange Act of 1934 will be terminated.

               "Generally, any merger, sale of substantially all of the assets or other business combination involving the Company would require the approval of directors representing more than 75% of the entire Board of Directors of the Company and the approval of at least 66 2/3% of the outstanding Shares.

               "A copy of the press release announcing the proposal for the Proposed Business Combination is attached hereto as Exhibit 99.3.

               "Except as set forth above, TIC has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

Item 5. Interest in Securities of the Company.

               (a) Item 5 is hereby amended to insert the following paragraph immediately prior to Section 5(a):

               "As a result of their agreement to act together for the purpose of acquiring the equity securities of the Company in accordance with the terms of the Proposed Business Combination, each Reporting Person is deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of the date of hereof, of all equity securities of the Company beneficially owned by each Reporting Person. Accordingly, each of the Reporting Persons has filed this Schedule 13D to report the "acquisition" of beneficial ownership of the equity securities of the Company to which this Schedule 13D relates. However, each Reporting Person disclaims beneficial ownership of the equity securities of every other Reporting Person except to the extent that the Reporting Person has a pecuniary interest therein. The tables in sections 5(a) and 5(b) below exclude all Shares and L.P. Units that the Reporting Persons may be deemed to beneficially own solely due to their status as a group."

               (b) Item 5(a) is hereby amended to insert the following data at the end of the table contained therein:

                                             Percent                                        Percent of all
                            Number of        of all                          Shares           Shares of
                            Shares of       Shares of                     Beneficially          Common
                             Common          Common        Number of      Owned (Rights       Stock/L.P.
      Person                  Stock          Stock         L.P. Units     to Acquire)(2)         Units
      ------                ---------      ---------       ----------     --------------    ---------------
TIC Acquisition LLC            --             *                --               --                  *
ICDC                           --             *                --               --                  *

               (c) Item 5(b) is amended to insert the following two lines at the end of the table contained therein:

                          Sole Voting     Shared Voting      Sole Dispositive        Shared Dispositive
      Person                 Power            Power                Power                   Power
      ------              -----------     -------------      ----------------        ------------------
TIC Acquisition LLC            0                0                     0                       0
ICDC                           0                0                     0                       0

Item 7. Material to be Filed as Exhibits.

               (a) Item 7 is hereby amended to replace the first entry with the following:

Exhibit        Description
-------        -----------
1              Amended and Restated Joint Filing Agreement dated as of
               December 2, 1998 among TIC, TICICA, TICICC, TICICD, Donald Bren and TIC Acquisition

            (b)   Item 7 is further amended by inserting the following:

Exhibit        Description
-------        -----------
  99.1         Commitment Letter

  99.2         Proposal Letter

  99.3         Press Release

  99.4         Amendment No. 5 dated January 20, 1998 to the Land Rights
               Agreement (incorporated by reference to the Annual Report on Form
               10-K of Irvine Apartment Communities, Inc. for the year ended
               December 31, 1997)

  99.5         Amendment No. 2 dated January 20, 1998 to the Miscellaneous
               Rights Agreement (incorporated by reference to the Annual Report on Form 10-K of Irvine Apartment Communities, Inc. for the year ended December 31, 1997)

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: December 2, 1998

                                        THE IRVINE COMPANY

                                        By:    /s/ MICHAEL D. MCKEE
                                               ---------------------------------
                                        Name:  Michael D. McKee
                                        Title: Executive Vice President

                                        TIC INVESTMENT COMPANY A

                                        By:    THE IRVINE COMPANY,
                                               its managing general partner

                                               By:    /s/ MICHAEL D. MCKEE
                                                      --------------------------
                                               Name:  Michael D. McKee
                                               Title: Executive Vice President

                                        TIC INVESTMENT COMPANY C

                                        By:    THE IRVINE COMPANY,
                                               its managing general partner

                                               By:    /s/ MICHAEL D. MCKEE
                                                      --------------------------
                                               Name:  Michael D. McKee
                                               Title: Executive Vice President

                                        TIC INVESTMENT COMPANY D

                                        By:    THE IRVINE COMPANY,
                                               its managing general partner

                                               By:    /s/ MICHAEL D. MCKEE
                                                      --------------------------
                                               Name:  Michael D. McKee
                                               Title: Executive Vice President

                                        DONALD L. BREN

                                        By:    /s/ MICHAEL D. MCKEE
                                               ---------------------------------
                                        Name:  Michael D. McKee
                                               as Attorney-in-fact for Mr. Bren

                                        TIC ACQUISITION LLC

                                        By:    THE IRVINE COMPANY,
                                               its Managing Member

                                               By:    /s/ MICHAEL D. MCKEE
                                                      --------------------------
                                               Name:  Michael D. McKee
                                               Title: Executive Vice President

                                  EXHIBIT INDEX

               The Exhibit Index is hereby amended to insert the following

Exhibit        Description
-------        -----------
   1           Amended and Restated Joint Filing Agreement dated as of
               December 2, 1998 among TIC, TICICA, TICICC, TICICD, Donald Bren and TIC Acquisition

  99.1         Commitment Letter

  99.2         Proposal Letter

  99.3         Press Release

  99.4         Amendment No. 5 dated January 20, 1998 to the Land Rights
               Agreement (incorporated by reference to the Annual Report on Form
               10-K of Irvine Apartment Communities, Inc. for the year ended
               December 31, 1997)

  99.5         Amendment No. 2 dated January 20, 1998 to the Miscellaneous
               Rights Agreement (incorporated by reference to the Annual Report on Form 10-K of Irvine Apartment Communities, Inc. for the year ended December 31, 1997)

                                    EXHIBIT C

    DIRECTORS AND EXECUTIVE OFFICERS OF IRVINE COMMUNITY DEVELOPMENT COMPANY

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of IRVINE COMMUNITY DEVELOPMENT COMPANY ("ICDC") are set forth below. If no business address is given the director's or officer's business address is 550 Newport Center Drive, Newport Beach, CA 92658-8904. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ICDC. There are no executive officers, other than Joseph D. Davis, who are not also directors. All of the persons listed below are citizens of the United States of America.

                                        Present Principal Occupation Including
Name and Business Address               Name and Address(1) of Employer
-------------------------               --------------------------------------
Donald Bren                             Chairman of the Board

Joseph D. Davis                         President and Chief Executive Officer

Michael D. McKee, Esq.                  Executive Vice President, Chief Financial Officer and
                                        Corporate Secretary

Richard F. Alden                        Private Investor
    11340 West Olympic Boulevard
    Suite 280
    Los Angeles, CA  90064

Gary H. Hunt                            Executive Vice President, Corporate Affairs,
                                        The Irvine Company

Donn B. Miller, Esq.                    President and Chief Executive Officer,
    136 El Camino, Suite 216            Pearson-Sibert Oil Company of Texas
    Beverly Hills, CA  90212

Thomas H. Nielsen                       Consulting Director,
    600 Anton Blvd.                     U.S. Trust of California
    Suite 150
    Costa Mesa, CA  92626-7147

Richard G. Sim                          Executive Vice President, Investment Properties,
                                        The Irvine Company

Peter V. Ueberroth                      Managing Director,
    500 Newport Center Drive            Contrarian Group
    Newport Beach, CA  92660

Raymond L. Watson                       Vice Chairman,
                                        The Irvine Company

(1) Same address as director's or officer's business address except where indicated.